

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Yue Kou
Chief Financial Officer
IONIX TECHNOLOGY, INC.
Rm 608 Block B Times Square
No. 50 People Road
ZhongDistrict,
Dalian City
Liaoning Province, China 116001

> **Re: IONIX TECHNOLOGY, INC.**
> **Form S-1 Filed March 5, 2021**
> **File No. 333-253936**

Dear Ms. Kou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing